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                         UNITED STATES                                                                      OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION                                               -------------------------------------
                   Washington, D.C. 20549                                                      OMB Number: 3235-0058
                                                                                               Expires:   March 31, 2006
                                                                                               Estimated average burden
                                                                                               hours per response...2.50
                                                                                               -------------------------------------
                  NOTIFICATION OF LATE FILING                                                  SEC FILE NUMBER: 001-9802
                                                                                               CUSIP NUMBER:    871508
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(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2004
                  ------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period Ended:
                                                                    ------------



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           READ INSTRUCTION ON BACK PAGE SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.
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Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

SYMBOL TECHNOLOGIES, INC.
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Full Name of Registrant


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Former Name if Applicable

One Symbol Plaza
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Address of Principal Executive Office (STREET AND NUMBER)

Holtsville, New York  11742
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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    (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


The Company is in the process of reviewing the Company's reported revenues and earnings per share calculations for the nine months ended September 30, 2004 due to discrepancies in inventory levels discovered during the conduct of its regular control processes. During the Company's regular physical inventory control testing, two unrelated errors were discovered. These errors were the result of two discrete events. One event involved inaccurate inventory levels reported to the Company by a large distribution partner. The underreported inventory levels resulted in the Company inaccurately recording approximately $3.3 million in sales in the third quarter of 2004. This error occurred only in the third quarter of 2004, and no previous quarter was affected. This was an oversight on the part of the distributor, which made the Company aware of the reporting error as soon as it was discovered. The second discrepancy was the result of errors that occurred at a Company-owned distribution facility that serves one of its large retail customers. The distribution center relies on its own internal reporting system and misreported quarter-end inventory levels, which resulted in inaccurate sales reporting. As a result of this second discrepancy, the Company overstated revenue for the nine months ended September 30, 2004 by approximately $10.0 million. Although this overstatement of revenue occurred only in the nine months ended September 30, 2004, at this time the Company has not yet been able to determine the amount of the overstatement of revenues that occurred in each of the first, second and third quarters of 2004. Notwithstanding the foregoing, the Company believes that the large majority of this overstated revenue related to the third quarter of 2004, with the remaining balance in the first and second quarters of 2004.

As a result of these two errors, revised revenue for the nine months ended September 30, 2004 is $1,281.8 million, a $13.3 million decrease from the previously announced $1,295.1 million. Revised year-to-date earnings per diluted share are $0.22, a decrease of $0.02 from the $0.24 per diluted share previously announced.

As described above, the Company is still in the process of determining which quarters the aforementioned $10.0 million adjustment will impact. As a result, the Company has been unable to timely file the Form 10-Q for the three months ended September 30, 2004 without unreasonable effort or expense and currently expects to file such Form 10-Q no later than November 15, 2004.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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            Mark T. Greenquist            (631)               738-5446
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                  (Name)               (Area Code)       (Telephone Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            SYMBOL TECHNOLOGIES, INC.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 10, 2004                By:  /s/   Peter M. Lieb
                                          ----------------------------------
                                            Name:  Peter M. Lieb
                                            Title: Senior Vice President,
                                                   General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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